SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission File Number:	0-15950 (First Busey Corporation)
33-30095 (First Busey Corporation Profit Sharing Plan and Trust)

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

First Busey Corporation Profit Sharing Plan and Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First Busey Corporation

201 West Main Street

Urbana, Illinois 61801

FIRST BUSEY CORPORATION

PROFIT SHARING PLAN AND TRUST

FINANCIAL STATEMENTS

December 31, 2007 and 2006

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

Urbana, Illinois

FINANCIAL STATEMENTS

December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm

Employee Compensation and Benefits Committee

First Busey Corporation Profit Sharing Plan and Trust

Urbana, Illinois

We have audited the accompanying statement of net assets available for benefits of First Busey Corporation Profit Sharing Plan and Trust as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the Standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First Busey Corporation Profit Sharing Plan and Trust as of December 31, 2007, and the changes in net assets available for benefits for the year then ended in conformity with United States generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the 2007 basic financial statements taken as a whole.  The accompanying supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2007 basic financial statements and, in our opinion, is presented fairly, in all material respects in relation to the 2007 basic financial statements taken as a whole.

/s/ Clifton Gunderson LLP

Peoria, Illinois
June 27, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Benefit Committee and Participants

First Busey Corporation Profit Sharing Plan and Trust

Urbana, Illinois

We have audited the accompanying statement of net assets available for benefits of the First Busey Corporation Profit Sharing Plan and Trust ("the Plan") as of December 31, 2006.  This financial statement is the responsibility of the Plan's management.  Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Chizek and Company LLC

Oak Brook, Illinois

June 28, 2007

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2007 and 2006

	2007	2006
ASSETS
Investments
Participant directed investments	$46,702,389	$45,063,482
Participant loans	576,595	496,288
Cash	—	298,092
Total investments	47,278,984	45,857,862

Receivables
Employers’ contributions	1,746,579	1,079,197
Participants’ contributions	1,290	56,364
Total receivables	1,747,869	1,135,561

Total assets	49,026,853	46,993,423

LIABILITIES
Fees payable	15,248	19,343

Net assets reflecting all investments at fair value	49,011,605	46,974,080

Adjustment from fair value to contract value for fully benefit-responsive contracts	6,717	12,412

NET ASSETS AVAILABLE FOR BENEFITS	$49,018,322	$46,986,492

See accompanying notes to financial statements.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2007

Additions to net assets attributed to:
Investment income
Net depreciation in fair value of investments	$(531,822)
Interest and dividends on investments	1,775,597
Loan interest	40,647
1,284,422

Contributions:
Employers	1,746,579
Participants	1,718,781
Participant rollovers	163,312
3,628,672

Total additions	4,913,094

Deductions from net assets attributed to:
Benefits paid to participants	2,803,320
Administrative expenses	77,944

Total deductions	2,881,264

Net increase	2,031,830

Net assets available for benefits
Beginning of year	46,986,492

End of year	$49,018,322

See accompanying notes to financial statements.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 1 - PLAN DESCRIPTION

The following description of the First Busey Corporation Profit Sharing Plan and Trust (“the Plan”) provides only general information.  Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General:  The Plan is a defined contribution plan covering substantially all employees of First Busey Corporation and its subsidiaries (“the Employers”) who have attained the minimum age of 21, and have completed one year of service.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions:  Each year, participants may contribute a percentage of their pretax annual compensation, as defined in the plan, subject to limitations of the Internal Revenue Code.  Participants may also contribute amounts representing distributions from other qualified plans.  Eligible participants may also make catch-up contributions to the Plan.

The Employers’ contributions to the Plan are determined annually by the Board of Directors.  The Employers may make matching contributions to the Plan equal to a percentage of the first 6% of total compensation that a participant contributes to the Plan.  The Employers may also make profit sharing contributions as determined by the Board of Directors each year.  Contributions are subject to certain limitations.

Participants direct the investment of the contributions into their account into the various investment options offered by the Plan, including First Busey Corporation common stock.

Participant Accounts:  Each participant’s account is credited with the participant’s contributions and an allocation of the Employers’ contributions and the Plan’s earnings and is charged with an allocation of administrative expenses.  Allocations are based on participant earnings, participant contributions, or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Any discretionary employer matching contributions or profit sharing contributions will be allocated to the Plan in the following year, prior to the due date of the corporate tax return.

Vesting:  Participants are immediately vested in their voluntary contributions, the Employers’ matching contributions, and the respective plan earnings on those contributions.

Vesting in the Employers’ profit sharing contributions portion of their accounts is based on years of continuous service.  A participant is 100% vested after six years of credited service.

A participant is 100% vested upon reaching retirement age, death, or disability regardless of years of service.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 1 - PLAN DESCRIPTION (Continued)

Participant Loans:  Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less.  The loans are secured by the balance in the participant’s account and bear interest at the prime rate.  Interest rates are fixed over the term of the loan.  Principal and interest is paid ratably through payroll deductions.

Payment of Benefits:  Upon termination of service, a participant is entitled to receive an amount representing the vested interest in his or her account.  Participants whose vested account balance is under $5,000 are paid through a lump sum.  Participants whose vested account balance is over $5,000 may elect to receive their payment either as a lump-sum amount or as installments over a period not longer than the life expectancy of the participant.

Forfeitures:  The non-vested portion of terminated participants accounts plus earnings thereon are forfeited and reallocated to participant accounts.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:  The financial statements of the Plan have been prepared using the accrual basis of accounting.

The Plan follows Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“the FSP”).  Pursuant to the FSP, fully benefit-responsive investment contracts held directly or indirectly by the Plan are to be presented at fair value.  In addition, any material difference between the fair value of these investments and their contract value is to be presented as a separate adjustment line in the statement of net assets available for benefits, because contract value remains the relevant measurement attribute for that portion of net assets available for benefits attributable to fully benefit-responsive investment contracts. The net appreciation reported in the Plan’s statement of changes in net assets available for benefits has not been impacted by the FSP, as the amount reflects the contract value of fully benefit-responsive contracts held directly or indirectly by the Plan.

Use of Estimates:  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures, and actual results may differ from those estimates.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation and Income Recognition:  The Plan’s investments are stated at fair value.  Securities traded on any recognized stock exchange are valued at the last reported sales price at the valuation date. The fair value of the Plan’s interest in a stable value common collective trust fund is based upon the fair value of the fund’s underlying managed group annuity contract, as reported by the insurance company issuer of the contact. Cash equivalents and participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Payment of Benefits:  Benefits are recorded when paid.

Concentration:  At December 31, 2007 and 2006, approximately 26% and 32%, respectively, of the Plan’s investment assets were invested in First Busey Corporation common stock.

Risks and Uncertainties:  The Plan provides for various investment options.  The underlying investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 3 - INVESTMENTS

The following investments represent 5% or more of the Plan’s net assets at December 31:

	2007	2006
Investments at fair value as determined by quoted market price
Common stock:
First Busey Corporation common stock (611,568 shares and 616,988 shares, respectively)	$12,145,740	$14,221,573
Shares of mutual funds:
American Funds Growth Fund of America	7,335,767	6,811,185
American Funds Income Fund of America	6,185,533	6,325,215
Oppenheimer Small Cap Value Fund (Class A)	5,003,934	4,508,903
Schwab S&P 500 Index Fund	5,038,518	4,882,511
Thornburg International Value Fund (Class A)	5,111,608	3,867,204
Investments at Contract Value
Common collective trust:
Reliance Trust Company Metlife Master Trust 25157	2,864,939	2,702,577

During 2007, the Plan’s investments (including investments bought, sold, and held during the year) (depreciated) appreciated in value by ($531,822) as follows:

Common stock	$(1,469,705)
Mutual funds	785,722
Common Collective Trust	152,161

$(531,822)

NOTE 4 - PARTY-IN-INTEREST TRANSACTIONS

Parties in interest are defined under Department of Labor’s regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employers, and certain others.

The Plan paid fees to the following parties in interest for the year ended December 31, 2007:

Alliance Benefit Group	Record keeper	58,750
Benefit Planning Consultants, Inc.	Administrator	14,125

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 4 - PARTY-IN-INTEREST TRANSACTIONS - (continued)

The Plan held the following investments with parties in interest at December 31:

		2007	2006

First Busey Corporation	Common stock	12,145,740	14,221,573
Participants	Participant loans	576,595	496,288

Certain administrative functions are performed by officers or employees of the Employers.  No such officer or employee receives compensation from the Plan.

NOTE 5 - INCOME TAX STATUS

The Internal Revenue Service has determined and informed First Busey Corporation by a letter dated August 30, 2001 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).  Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 6 - FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT OF STABLE VALUE FUND COMMON COLLECTIVE TRUST

During 2006, the Plan began investing in a common collective trust managed by Reliance Trust Company which invests solely in a managed group annuity contract with Metropolitan Life Insurance Company (“Issuer”), Metlife Stable Managed GIC ABG (Contract #25157). The accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

The investment contract specifies certain conditions under which distributions from the contracts would be payable at amounts below contract value.  Such circumstances include premature contract termination initiated by the employer and certain other employer-initiated events.  The contract limits the circumstances under which the Issuer may terminate the contract.  Examples of circumstances which would allow the Issuer to terminate the contract include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan.  If one of these events were to occur, the Issuer could terminate the contract at an amount less than contract value.

Currently, management believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 6 - FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT OF STABLE VALUE FUND COMMON COLLECTIVE TRUST (Continued)

The crediting interest rates of the contract are based on agreed-upon formulas with the Issuer, as defined in the contract agreement, but cannot be less than 0%.  Such interest rates are reviewed on a quarterly basis for resetting.  The key factors that influence future interest crediting rates include the following:  the level of market interest rates; the amount and timing of participant contributions, transfers and withdrawals into/out of the contract; and the duration of the underlying investments backing the contract.  The resulting gains and losses in the fair value of the investment contract relative to the contract value, if any, are reflected in the Statements of Net Assets Available for Benefits as Adjustment from fair value to contract value for fully benefit-responsive investment contracts (“adjustment”).  If the adjustment is positive, this indicates that the contract value is greater than the fair value.  The embedded losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case.  If the adjustment is negative, this indicates that the contract value is less than the fair value.  The embedded gains will cause the future interest crediting rate to be higher than it otherwise would have been.  Adjustments are reflected in the Plan’s 2007 and 2006 Statements of Net Assets Available for Benefits in the amounts of $6,717 and $12,412, respectively.

Average yields for the contract for the year ended December 31, 2007 were:

Based on annualized earnings (1)	5.77%
Based on interest rate credited to participants (2)	5.10%

(1) Computed by dividing the annualized one-day actual earnings of the contract on the last day of the plan year by the fair value of the contract investments on the same date.

(2) Computed by dividing the annualized one-day earnings credited to participants on the last day of the plan year by the fair value of the contract investments on the same date.

NOTE 7 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Employers have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of the Plan’s termination, participants will become 100% vested in their accounts.

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE 8 – RECLASSIFICATION

A reclassification has been made to the 2006 statement of net assets available for benefits to conform to the 2007 presentation.  Such reclassification had no effect on total assets and net assets available for benefits.

NOTE 9 – PLAN MERGER AND TRANSFER

On December 31, 2007, the effective date, the Main Street Trust, Inc. Profit Sharing Plan and the Main Street Trust, Inc. 401(k) Plan (collectively the “MSTI Plans”) were merged into the Plan.  Prior to the merger, the MSTI Plans covered the eligible employees at Main Street Trust, Inc. and subsidiaries.  On January 3, 2008, the net assets of the MSTI Plans were transferred into the Plan.  The transferred net assets have been recognized in the accounts of the Plan as of January 3, 2008, at their balances as previously carried in the accounts of the MSTI Plans immediately prior to the transfer.  A summary of the transferred net assets follows:

Investments, at fair value	$8,193,938
Cash	31,228,974
Total	$39,422,912

NOTE 10 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2007 to Form 5500:

Net assets available for benefits per the financial statements	$49,018,322
Adjustment from contract value to fair value	(6,717)
Add transfer of net assets from MSTI Plans on January 3, 2008	39,422,912

Net assets available for benefits per the Form 5500	$88,434,517

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements for the year ended December 31, 2007 to Form 5500:

Net increase in net assets available for benefits per the financial statements	$2,031,830
Adjustment from contract value to fair value	(6,717)
Add transfer of net assets from MSTI Plans on January 3, 2008	39,422,912

Net increase in net assets available for benefit per the Form 5500	$41,448,025

SUPPLEMENTAL SCHEDULE

FIRST BUSEY CORPORATION PROFIT SHARING PLAN AND TRUST

SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2007

Name of Plan Sponsor:	First Busey Corporation
Employer Identification Number:	37-1078406
Three-digit Plan Number:	002

		(c)
	(b) Identity of Issue,	Description of Investments Including Maturity Date,		(e)
(a)	Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	Current Value

		Common stock fund

*	First Busey Corporation	Common stock	#	$12,145,740
		Money market	#	255,052
				12,400,792
		Mutual funds

	American Funds	Growth Fund of America	#	7,335,767
	American Funds	Income Fund of America	#	6,185,533
*	Schwab Investments	S&P 500 Index Fund	#	5,038,518
	Oppenheimer Funds	Small Cap Value Fund (Class A)	#	5,003,934
	Thornburg Funds	International Fund (Class A)	#	5,111,608
	PIMCO Funds	Total Return Fund (Class D)	#	1,937,918
	American Funds	Beacon Large Cap Value Fund	#	320,499
	Victory Funds	Diversified Stock Fund	#	329,587
	Lazard Funds	Mid Cap Fund	#	180,011
				31,443,375
		Common Collective Trust

	Reliance Trust Company	MetLife Master Trust 25157	#	2,858,222

		Notes receivable participants

*	Participant loans	Interest rates ranging from 4.00% to 8.50% with various maturities		576,595

				$47,278,984

* Represents a party-in-interest transaction.

# Investments are participant-directed; therefore, cost information is not disclosed.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Busey Corporation Profit Sharing Plan and Trust

By:	/s/ R. Scott MacAdam
R. Scott MacAdam

Date:    June 30, 2008

FIRST BUSEY CORPORATION

PROFIT SHARING PLAN AND TRUST

EXHIBIT INDEX

TO

ANNUAL REPORT ON FORM 11-K

Exhibit No.	Description
23.1	Consent of Clifton Gunderson LLP

23.2	Consent of Crowe, Chizek and Company